

Mail Stop 7010

January 22, 2008

via U.S. mail and facsimile

Bruce W. Wilkinson, Chief Executive Officer
McDermott International, Inc.
777 N. Eldridge Pkwy.
Houston, Texas 77079

      RE: McDermott International, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 1-8430

Dear Mr. Wilkinson:

We have reviewed your response letter dated December 13, 2007 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Liquidity and Capital Resources, page 42

1. We note your response to prior comment 4 which discusses the status of the five contracts to supply supercritical, coal fired boilers to TXU. Please ensure that your disclosure in future filings provides the detailed information that was provided in your response as well as quantifies the impact, if any, you expect these five contracts and/or the three units not covered by the Termination and Settlement Agreement to have on future operations and liquidity, including the amounts accrued for costs incurred or costs owed to your various subcontractors and vendors. Please provide us with a draft of your proposed revisions to your disclosures.

Consolidated Statement of Income, page 54

2. You state that including Equity in Income from Investees as a component of operating income is appropriate because your investees are a vital part of your procurement, production and distribution functions. Please provide a more comprehensive description of the nature of the functions performed by each investee and an analysis that supports your belief that each investee is integral to your operations and therefore classification of earnings in income from these investees is appropriately classified as operating income. Furthermore, to the extent these investees are an integral part of your business, please revise future filings to expand your Business section and MD&A disclosures to identify each investee and describe the function that they perform that is integral to your operations.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief